Dividend Capital Diversified Property Fund Inc. SC TO-I
Exhibit (a)(iii)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer (as defined below) is made solely by the Offer to Purchase, dated February 10, 2017, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares (as defined below) in any jurisdiction in which the making or acceptance or offers to sell Shares would not be in compliance with the laws of that jurisdiction.
Notice of Offer to Purchase for Cash
by
Dividend Capital Diversified Property Fund Inc.
of
Up to 5,326,231 Shares of its Unclassified Common Stock, or Approximately $40 Million of Shares,
At a Purchase Price of $7.51 Per Share
Dividend Capital Diversified Property Fund Inc., a Maryland corporation (the “Company,” “we,” “us,” or “our”) hereby announces its offer to purchase up to 5,326,231 shares of the Company’s unclassified common stock, par value $0.01 per share, also referred to as “Class E” shares (“Shares” or “Class E Shares”), for cash at purchase price equal to $7.51 per share, or approximately $40 million of Shares, upon the terms and conditions described in the Offer to Purchase dated February 10, 2017 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) and the related Instructions to Letter of Transmittal (the “Instructions”). The Offer to Purchase and the Letter of Transmittal, including the Instructions, constitute the “Offer.” The Offer has been approved by our board of directors (the “Board”).
The Company has filed a Tender Offer Statement on Schedule TO dated February 10, 2017 (the “Schedule TO”), relating to the Offer with the Securities and Exchange Commission to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Schedule TO, including the Offer to Purchase, the Letter of Transmittal and the Instructions, may be obtained free of charge at www.sec.gov. The Offer to Purchase, the Letter of Transmittal and the Instructions may also be obtained from the Company’s website, www.dividendcapitaldiversified.com, or may be requested from the Information Agent at the telephone number and addresses set forth below.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M. CENTRAL TIME, ON FRIDAY, MARCH 10, 2017, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).
THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL, INCLUDING THE INSTRUCTIONS, CONTAIN IMPORTANT INFORMATION, AND STOCKHOLDERS SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER. STOCKHOLDERS MAY TENDER ALL OR A PORTION OF THEIR SHARES. STOCKHOLDERS ALSO MAY CHOOSE NOT TO TENDER ANY OF THEIR SHARES.
WHILE OUR BOARD HAS APPROVED THE OFFER, NEITHER THE COMPANY, OUR BOARD, NOR DST SYSTEMS, INC. IN ITS CAPACITY AS DEPOSITARY, PAYING AGENT OR INFORMATION AGENT FOR THE OFFER, MAKES ANY RECOMMENDATION TO STOCKHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES. EACH STOCKHOLDER MUST MAKE HIS OR HER OWN DECISION WHETHER TO TENDER SHARES, AND IF SO, HOW MANY SHARES TO TENDER. STOCKHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN OR INCORPORATED BY REFERENCE INTO THE OFFER AND TO CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES.
The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, subject to other conditions as set forth in the Offer to Purchase.

The Offer is for cash at a purchase price equal to $7.51 per Share (the “Purchase Price”), on the terms and conditions set forth in the Offer. The Offer is designed to provide limited liquidity to holders of Shares, for which there is no current public market.
Because there is no public trading market for the Shares, we cannot provide a market price for the Shares. In accordance with our valuation procedures, we do calculate on a daily basis the net asset value (“NAV”) per Share determined in accordance with our valuation procedures. On each business day, our NAV per Class E Share is (1) posted on our website, www.dividendcapitaldiversified.com, and (2) made available on our toll-free, automated telephone line, (888) 310-9352. The NAV per Share on the last business day prior to the date of this Offer was $7.55 per Share. Tendering stockholders whose Shares are accepted for payment will lose the opportunity to participate in any potential future upside and future growth of the Company with respect to such Shares and will lose the right to receive any future distributions or dividends that we may declare and pay. The daily NAV of our Shares may be higher than the Purchase Price but will not be lower, as described further below. Stockholders are urged to obtain the most recent NAV per Share before deciding whether to tender their Shares.
The Purchase Price is subject to adjustment. If the daily NAV per Share declines below $7.51 during the term of the Offer (the “Term”), we will adjust the Purchase Price for Shares purchased in the Offer to be equal to or slightly lower than the lowest NAV per Share during the Term. In the event of an adjustment to the Purchase Price, we will file an amendment to the Schedule TO, make a public announcement and, depending on timing, may extend the Term. If you tender any Shares at any point during the Term before or after a downward Purchase Price adjustment, such Shares will remain validly tendered unless you withdraw your tendered Shares in accordance with the terms of the Offer.
The Company will purchase, for the Purchase Price, all Shares properly tendered and not properly withdrawn prior to the Expiration Date, upon the terms and subject to the conditions of the Offer, including the “odd lot” priority and proration provisions (as described in the Offer to Purchase). Under no circumstances will the Company pay interest on the Purchase Price for the Shares, even if there is a delay in making payment, nor will you be entitled to distributions on record dates that occur on or after the date that the Company accepts your Shares for purchase.
For purposes of the Offer, the Company will be deemed to have accepted for payment, subject to the “odd lot” priority and proration provisions of the Offer, and therefore properly purchased Shares that are properly tendered and not properly withdrawn only when, as and if the Company gives oral or written notice to DST Systems, Inc. (“DST”), the depositary and the paying agent for the Offer, of its acceptance of such tendered Shares for payment. The Company will make payment for Shares tendered and accepted for payment under the Offer only after timely receipt by DST in its capacity as the depositary for the Offer of: (i) a properly completed and duly executed Letter of Transmittal and any required signature guarantees, and (ii) any other documents required by the Letter of Transmittal. Stockholders may be charged a fee by a broker, dealer, commercial bank, trust company, custodian or other nominee for tendering Shares on the stockholder’s behalf.
Upon the terms and subject to the conditions of the Offer, if more than 5,326,231 Shares have been properly tendered and not properly withdrawn prior to the Expiration Date, the Company will first purchase all Shares properly tendered and not properly withdrawn by any “odd lot holder” (i.e., a stockholder of less than 100 Shares) who tenders all of their Shares, and second will purchase all other purchase properly tendered Shares on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares.
The Company will announce the preliminary results of the Offer through an amendment to the Schedule TO, including the expected proration factor, and pay the Purchase Price in cash, less any applicable withholding taxes and without interest, for the Shares the Company accepts for payment promptly after the Expiration Date. If the Company is required to pro rate, however, it may take at least five business days after the Expiration Date for the Company to calculate the final proration factor and begin paying for Shares accepted for payment.
The Company will pay for Shares that are properly tendered and not properly withdrawn by depositing the Purchase Price in cash with DST, which will act as your agent for the purpose of receiving payments from the Company and transmitting payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by DST in its capacity as the Depositary for the Offer of a properly completed and duly executed Letter of Transmittal and any required signature guarantees and other documents required by the Letter of Transmittal.

We expressly reserve the right, in our sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to DST and making a public announcement thereof no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s Shares. The Company also expressly reserves the right to terminate the Offer, as described in the Offer to Purchase. Subject to compliance with applicable law, the Company further reserves the right, in its reasonable discretion and regardless of whether any of the circumstances described in the Offer to Purchase shall have occurred or are deemed by the Company to have occurred, to amend the Offer in any respect, including, without limitation, by increasing or decreasing the consideration offered. The Company will announce any such termination or amendment to the Offer by making a public announcement of the termination or amendment in accordance with applicable law.
Generally, the receipt of cash from the Company in exchange for a stockholder’s Shares will be a taxable event for the stockholder for U.S. federal income tax purposes. The receipt of cash for a stockholder’s Shares generally will be treated for U.S. federal income tax purposes either as: (1) a sale or exchange eligible for gain or loss treatment, or (2) a distribution in respect of stock from the Company, as described in Section 16 of the Offer to Purchase. Each stockholder should consult with their tax advisor to evaluate the tax consequences of tendering or selling Shares in the Offer.
The purchase of Shares pursuant to the Offer will reduce the Company’s stockholders’ equity in an amount equal to the aggregate Purchase Price of the Shares purchased, and, either in whole or in part, and also equal to the aggregate Purchase Price of the Shares purchased, reduce the Company’s total cash and/or increase the Company’s indebtedness in an amount equal to the amount of monies drawn on its credit facility, if any, to fund all or a portion of the Purchase Price.
Tenders of Shares under the Offer are irrevocable, except that such Shares may be withdrawn at any time prior to the Expiration Date, and, unless previously accepted for payment by the Company under the Offer, may also be withdrawn at any time after April 7, 2017. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn and the number of Shares to be withdrawn. For such withdrawal to be effective, the stockholder must either call the Company or send a Withdrawal Letter to DST by mail or overnight courier service to be timely received by DST at the address specified on the Instructions.
The Company will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any Withdrawal Letter, and such determination will be final and binding, subject to a stockholder’s right to challenge the Company’s determination in a court of competent jurisdiction. None of the Company, its affiliates, DST or any other person will be under any duty to give notification of any defect or irregularity in any Withdrawal Letter or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.
The information required to be disclosed by Rule 13e-4(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
If you would like to tender a portion or all of your Shares pursuant to the terms of this Offer, you must obtain from our website, or request that we mail to you, a copy of the Offer to Purchase and the related Letter of Transmittal and other documents related to the Offer (which together, as they may be amended and supplemented from time to time, constitute the “Share Repurchase Package”). The Share Repurchase Package is filed with the Securities and Exchange Commission and may be obtained free of charge at www.sec.gov. The Share Repurchase Package may also be obtained from the Company’s website, www.dividendcapitaldiversified.com, or may be requested from the Information Agent at the telephone number and addresses set forth below. The Information Agent will promptly furnish to stockholders copies of these materials at the Company’s expense.

The Depositary, Paying Agent and Information Agent for the Offer is:
DST Systems Inc.

Toll-Free Telephone Number:	(888) 310-9352

Mailing Address:	DST Systems, Inc. PO Box 219079 Kansas City, MO 64121-9079

Overnight Courier Address:	DST Systems, Inc. 430 W. 7th Street, Suite 219079 Kansas City, MO 64105
Stockholders may also contact their broker, dealer, commercial bank, trust company, custodian or other nominee for assistance concerning the Offer.
February 10, 2017